UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File No.: 001-11421

A.

Full title of the plan:

Dollar General Corporation

401(k) Savings and Retirement Plan

B.

Name of issuer of securities held pursuant to the plan and the address of principal executive office:

Dollar General Corporation

100 Mission Ridge

Goodlettsville, Tennessee 37072

Contents

Report of Independent Registered Public Accounting Firm

1

Audited Financial Statements

Statements of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

11

Signatures

12

Exhibit Index

13

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator of

Dollar General Corporation 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Dollar General Corporation 401(k) Savings and Retirement Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Nashville, Tennessee

May 9, 2006

Dollar General Corporation

401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments, at fair value:
Dollar General Corporation common stock	$ 28,863,685	$ 33,775,717
Common trust fund	344,040	658,953
Registered investment companies	64,790,672	57,338,257
Participant notes receivable	4,203,756	3,787,811
Real estate limited partnership	106,450	142,600
Total investments	98,308,603	95,703,338

Receivables:
Employer contributions	296,977	270,133
Participants’ contributions	469,348	412,969
Total receivables	766,325	683,102

Total assets	99,074,928	96,386,440

Liabilities
Accrued expenses	240,573	141,591

Net assets available for benefits	$ 98,834,355	$ 96,244,849

See accompanying notes.

Dollar General Corporation

401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Additions to net assets attributed to:
Investment income:
Interest & dividends	$ 2,105,494
Net depreciation in fair value of investments	(786,378)
1,319,116

Contributions:
Employer	5,631,752
Participants	9,026,107
Rollover	952,531
15,610,390

Class action proceeds	444,584
Total additions	17,374,090

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	14,061,369
Administrative expenses	723,215
Total deductions	14,784,584

Net increase	2,589,506

Net assets available for benefits:
Beginning of year	96,244,849
End of year	$ 98,834,355

See accompanying notes.

Dollar General Corporation

401(k) Savings and Retirement Plan

Notes to Financial Statements

December 31, 2005

1.

Description of Plan

The following brief description of the Dollar General Corporation 401(k) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for all employees of Dollar General Corporation (the Employer or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

The Plan allows the participants to make contributions of the participants' earnings in the form of deferred compensation to a retirement plan before income taxes are deducted. The contributions are invested, and income earned is not taxed to the participant until withdrawn from the Plan.

Participants may elect to contribute from 1% to 25% of pre-tax annual eligible compensation as defined in the Plan document, subject to certain limitations under applicable federal law. Effective January 1, 2005, participants who have attained age 50 by the end of the Plan year may elect to contribute additional amounts on a pre-tax basis under the catch-up provision of the Plan subject to certain limitations under the Internal Revenue Code (the Code). Participants may also make rollover contributions to the Plan. The Employer shall match 100% of the combination of regular pre-tax 401(k) deferrals and catch-up deferrals contributed by participants up to the first 5% of eligible compensation (Employer Matching Contribution). The participant contribution and Employer Matching Contribution are invested as directed by the participant.

In addition to the Employer Matching Contribution described above, the Employer may contribute discretionary amounts from time to time (Profit Sharing Contribution) as Profit Sharing Contributions. The Profit Sharing Contribution is invested as directed by the participant. Participants must be employed on the last day of the Plan year to receive a Profit Sharing Contribution. There was no Profit Sharing Contribution for the 2005 Plan year.

1.

Description of Plan (continued)

Participant Accounts

Each participant's account is adjusted for the participant's contributions and withdrawals, as applicable, allocations of the Employer contributions, Plan earnings, and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.  During 2005, proceeds received by the Plan from the settlement of a class action suit involving Dollar General stock were allocated on a pro-rata basis among eligible participants based on each participant’s number of units of Dollar General stock held at the time of filing the Proof of Claim.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are always 100% vested in any contributions or rollovers they make to the Plan. Participants who have been active employees and have completed one hour of service on or after January 1, 2003, are immediately vested in their Employer Matching Contributions, Profit Sharing Contributions, and actual earnings thereon. Participants who do not have one hour of service on or after January 1, 2003 are subject to the prior vesting schedule under the Plan. Participants are 100% vested without regard to credited service in the event of death, disability, or attainment of retirement age.

Participant Loans

Participants in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of a) $50,000 reduced by the largest outstanding loan balance within the last twelve months or b) 50% of their vested account balance. The Plan was amended effective August 25, 2005 to allow the maximum amount that may be borrowed in the event the loan qualifies as a Qualified Katrina Loan, as defined in the Plan document, to be the lesser of $100,000 or 100% of their vested account balance. Only one loan may be outstanding at a time. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Loans must be repaid within 5 years from the date of the loan unless proceeds are used to acquire the principal residence of the participant borrower. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

1.

Description of Plan (continued)

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or, under certain circumstances, may purchase an annuity. Prior to March 28, 2005, participant accounts with a balance of $5,000 or less were required to be distributed upon termination. Effective March 28, 2005, the Plan was amended to reduce this mandatory distribution amount from $5,000 to $1,000.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future contributions of the Company or to pay reasonable Plan expenses. In 2005, Employer contributions were reduced by $93,000 and Plan expenses of $39,425 were paid from forfeited nonvested accounts. The balance of forfeited nonvested accounts was $106,549 and $216,026 at December 31, 2005 and 2004, respectively.

Administrative Expenses

Participants pay for the costs charged for originating loans from their account balance. Fees and expenses associated with the administrative and recordkeeping services provided by an external provider are paid by the Plan. The Employer pays all other expenses.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participant accounts will become fully vested and the assets will be distributed to participants or their beneficiaries.

2.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.

Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, which generally equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted active market prices that represent the net asset value of shares held by the Plan at year-end. The Dollar General Corporation common stock is valued at the last reported active market sales price on the last business day of the Plan year. The fair value of participation units owned in the common trust fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. The real estate limited partnership investment is recorded at the estimated appraised value as of the last business day of the Plan year. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.

Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated March 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, that the Plan, as amended and restated, is qualified, and that the related trust is tax exempt.

4.

Investments

During 2005, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2005
Fair value as determined by quoted market price:
Registered investment companies	$ 1,923,240
Dollar General Corporation common stock	(2,673,468)
Fair value as determined by appraisal:
Real estate limited partnership	(36,150)
$ (786,378)

Investments which represent 5% or more of the Plan’s net assets available for benefits are as follows:

		December 31,
Identity of Party Involved	Description of Assets	2005	2004

Dollar General Corporation	Dollar General Corporation common stock	$ 28,863,685	$ 33,775,717
Dodge & Cox Funds	Dodge & Cox Balanced Fund	18,795,643	18,282,470
INVESCO Institutional Funds	Invesco Stable Value Trust	15,386,357	14,143,116
The American Funds Group	Washington Mutual Investors Fund R4	11,882,108	–
The American Funds Group	Washington Mutual Investors Fund R3	–	11,631,643
The American Funds Group	The Growth Fund of America	7,504,209	5,061,372
PIMCO Funds	PIMCO Total Return Fund	5,878,227	5,466,716

On December 30, 2005, the Plan replaced the Ariel Appreciation Fund with the Vanguard Strategic Equity Fund and the Artisan International Fund with the DFA International Value Fund. In addition, the share class of the American Funds Group Washington Mutual Investors Fund was changed from Share Class R3 to Share Class R4. Participants may direct their contributions into these funds beginning January 3, 2006.

5.

Transactions with Parties-in-Interest

Transactions with parties-in-interest include purchases and sales of assets through State Street Bank & Trust, the trustee, and fees paid during the year for the trustee fees.  Dollar General Corporation is the sponsor of the Plan. Parties-in-interest transactions also include contributions by the Employer and the Plan’s investment in Company stock, including reinvestment of dividends paid from the Company stock.

6.

Commitments and Contingencies

As previously disclosed in the Plan’s Form 11-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on July 3, 2002 (the 2001 Form 11-K), the Company restated its audited financial statements for fiscal years 1999 and 1998, and certain unaudited financial information for fiscal year 2000 (the Restatement) by means of its Form 10-K for the fiscal year ended February 2, 2001, which was filed on January 14, 2002. Also as described more fully in the 2001 Form 11-K, the Company settled the consolidated Restatement-related class action lawsuit filed in the United States District Court for the Middle District of Tennessee on behalf of a class of persons who purchased or otherwise made an investment decision regarding the Company’s securities and related derivative securities between March 5, 1997 and January 14, 2002. The $162 million settlement was approved by the court on May 24, 2002, and was paid by the Company in the first half of its fiscal year ended January 31, 2003.

As a member of the plaintiff class, the Plan submitted a claim and expected that this agreement would result in a net payment to the Plan after attorney fees of approximately $1.4 million, the amount of the Plan’s claim. The actual proceeds of the Plan’s pro-rata share of the settlement were received by the Plan in January 2005 in the amount of $444,584. The amount received was significantly less than expected due to a high number of class action members submitting claims in the settlement, resulting in a pro-rata distribution of the settlement amount among the eligible class members in proportion to their original claim amount. The settlement proceeds were not accrued in the Plan’s financial statements for 2004. The proceeds are reflected in the Plan’s 2005 financial statements.

7.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.

Subsequent Events

Effective January 1, 2006, the Plan was amended to add two qualifying events to the list of financial needs that qualify for a hardship withdrawal: 1) repairs to principal residence and 2) burial or funeral expenses for certain relatives or dependents.

Supplemental Schedule

Dollar General Corporation

401(k) Savings and Retirement Plan

EIN: 61-0502302          Plan Number: 002

Schedule H, Line 4i–Schedule of Assets

(Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Dollar General Corporation	Dollar General Corporation common stock	$ 28,863,685
*	State Street Bank & Trust	State Street Short-Term Investment Fund	344,040
	Dodge & Cox Funds	Dodge & Cox Balanced Fund	18,795,643
	INVESCO Institutional Funds	Invesco Stable Value Trust	15,386,357
	The American Funds Group	Washington Mutual Investors Fund R4	11,882,108
	The American Funds Group	The Growth Fund of America	7,504,209
	PIMCO Funds	PIMCO Total Return Fund	5,878,227
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	2,139,749
	The Vanguard Group	Vanguard Strategic Equity Fund	1,519,880
	Dimensional Fund Advisors Inc.	DFA International Value Fund	1,684,499
*	Participant notes receivable	Interest rate ranging from 5% to 6.75%	4,203,756

	Real estate limited partnership:
	Interchange City Associates, Ltd.	15.5 units	106,450
			$ 98,308,603

*Party-in-interest
Column (d) has not been presented as this information is not applicable.

 SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Dollar General Corporation 401(k) Savings and Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 21, 2006	DOLLAR GENERAL CORPORATION

		By:	/s/ Jeffrey R. Rice
Name: Jeffrey R. Rice
Title: Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm